Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 [redacted]
Telephone: +47-22 54 40 0[redacted]
Telefax: +47-22 54 44 90
www.orkla.com

05006011

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 14 February 2005

ORK – Trade subject to notification – options

Under its share option programme for senior management, Orkla has awarded 4,000 new options. The managers will be entitled to buy a corresponding number of Orkla shares at a strike price of NOK 238.70. These options may not be exercised until after the publication of Orkla's financial results for 2007 (in February 2008) and will expire on 15 December 2010.

Moreover, Orkla ASA is obliged to award 4,000 options a year from now at a strike price equal to market price on the award date plus 10%. These options may not be exercised until after the publication of Orkla's financial results for 2008 (in February 2009) and will expire on 15 December 2011.

After these transactions a total of 1,847,179 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,452,071 own shares.

dlw 2/23

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 14 February 2005

ORK – Trade subject to notification – options

On 11 February 2005, in connection with Orkla's option programme, 6,666 options were exercisedat a strikeprice of NOK 141.

A total of 1,843,179 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,452,071 own shares.

Melding til Oslo Børs

ORKLA

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tef.: +47 2305 5000
Ellen Ronæss, Orkla Shareholder Services, Tel: +47 2254 4430

Date: 11 February 2005

ORK – Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, has today bought 1,855,000 shares in Orkla ASA at a share price of NOK 216. After the transaction, Stein Erik Hagen and his close associates own 22,047,421 shares in Orkla ASA.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 11 February 2005

ORK – Trade subject to notification – options

On 10 February 2005, in connection with Orkla's option programme, 19,335 options were exercised; 6,668 at a strikeprice of NOK 135 and 12,667 at a strike price of NOK 141.

A total of 1,849,845 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,458,737 own shares.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 10 February 2005

ORK – Trade subject to notification – options

On 9 February 2005, in connection with Orkla's option programme, 12,666 options were exercised; 6,000 at a strikeprice of NOK 132 and 6,666 at a strike price of NOK 135.

A total of 1,869,180 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,478,072 own shares.

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Additional Information:
Rune Helland, Vice President Investor Relations, Orkla ASA, Telephone: +47 22 54 44 11

Date: 11 February 2005

EXTENSION OF TENDER OFFER FOR CHIPS

Orkla ASA's ("Orkla") public tender offer (the "Tender Offer") for all shares in Chips Corporation ("Chips"), which was originally scheduled to expire on 28 January 2005 at 4:00 pm (Finnish time) and subsequently extended until 18 February 2005, will by virtue of the terms and conditions of the Tender Offer be further extended to expire on 4 March 2005 at 4:00 pm (Finnish time).

The transaction is pending in the European Commission by virtue of the EC Merger Regulation. For the purposes of speeding up the process, Orkla has given the Commission an undertaking to terminate a distribution arrangement concerning frozen pizzas, meatballs and steaks if the Tender Offer is completed. Orkla believes that said distribution arrangement represents a very limited portion of Chips' turnover and that the undertaking does not affect the core business of Chips. Orkla does not consider the undertaking to affect Orkla's earlier judgment of the implications of the Tender Offer on the business activities, assets, management or personnel of Chips.

Except for the extension of the offer period, the terms and conditions of the Tender Offer remain unchanged. As provided for in the terms and conditions of the Tender Offer, Orkla retains the right to further extend or discontinue the extended offer period. Thus, also the dates for, inter alia, the announcement of the preliminary and the final result of the Tender Offer, the completion of the Tender Offer, the settlement of the completion trades, and payment of the offer consideration will change accordingly, and such dates will also be announced separately in connection with the preliminary result of the Tender Offer. The Tender Offer document and an information folder as well as additional information for shareholders are also available on the Internet at www.alandsbanken.fi, www.chips.fi, and www.orkla.no.

Bank of Åland Plc is at your disposal in questions relating to the Tender Offer during weekdays between 8:40 a.m. and 4.15 p.m. at the numbers 020 4292 910 (in Swedish) or 020 4292 920 (in Finnish), as well as per e-mail at chips@alandsbanken.fi.

ORKLA